UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PoliticalBank, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Indiana
>
> ***Date of organization***
> May 27, 2015

Physical address of issuer
9793 Wentworth Court, Carmel, IN 46032

Website of issuer
https://www.politicalbank.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted

MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing equity holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$45,375.45	$183,551.89
Cash & Cash Equivalents	$13,390.84	$49,502.19
Accounts Receivable	$1,250.00	$0.00
Short-term Debt	$106,829.30	$25,885.22
Long-term Debt	$49,928.16	$31,277.82
Revenues/Sales	$212,008.09	$3,669.10
Cost of Goods Sold	$161,753.87	$0.00
Taxes Paid	$8,360.69	$137,636.34
Net Income	-$235,627.16	-$330,210.06

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2019

FORM C

Up to $107,000.00

PoliticalBank, LLC



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by PoliticalBank, LLC, an Indiana Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "Minimum Amount") and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.politicalbank.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 16, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.politicalbank.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

PoliticalBank, LLC (the "Company") is an Indiana Limited Liability Company, formed on May 27, 2015. The Company is currently also conducting business under the name of PoliticalBank.com.

The Company is located at 9793 Wentworth Court, Carmel, IN 46032.

The Company's website is https://www.politicalbank.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the attached exhibits.

The Business

PoliticalBank seeks to be a LinkedIn for politics. It is a "freemium" business model whereby the Company offers political campaigns a free campaign website and charges them a percentage of their online donations and sells them goods and services (e.g., yard signs, t-shirts, digital voter targeting, social media management, etc.). PoliticalBank is nonpartisan and has been used by nearly 2,000 campaigns at every level of government and in every U.S. state.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$107,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 22, 2019
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license

arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, make donations, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Berry, Co-Founder and CEO of the Company. The Company has or intends to enter into employment agreements with Berry although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Berry or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adam Berry in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Adam Berry were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing interest holders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those major investors, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the interest holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the interest holders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the

15

holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 46.09% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Indiana law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing unitholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

PoliticalBank seeks to be a LinkedIn for politics. It is a "freemium" business model whereby the company offers political campaigns a free campaign website and charges them a percentage of their online donations and sells them goods and services (e.g., yard signs, t-shirts, digital voter targeting, social media management, etc.). PoliticalBank is nonpartisan and as of December 2018, has more than 1,700 candidate-claimed profiles on its platform, representing every U.S. state. The company has provided revenue-generating services for 190 candidates, with 177 candidates linking their bank accounts to their PoliticalBank website.

Business Plan

PoliticalBank offers a comprehensive automated ecosystem that aims to provide political candidates a sole source for all their campaign needs. Its goal is to help improve candidates' election chances by helping them better engage with constituents and express their views on important issues in their communities, while allowing voters to connect directly with their candidates. PoliticalBank hopes to cement its first-mover advantage as a provider of comprehensive, best-in-class political campaign technology to candidates throughout all electoral levels (local, state, and federal). Based on deep industry expertise and existing assets, the Company believes it has a strong and growing client base generated by a quasi-proprietary sales flow that collects information on all candidates running for office to pre-populate PoliticalBank profiles.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market[1]
Donation Processing	PoliticalBank receives 5.4% of every dollar raised through the campaign's PoliticalBank.com website.	400,000+ U.S. state and local candidates who raise approximately $2.8B for campaigns.
Marketing Merchandise	Yard signs, t-shirts, hats, mailers, car magnets, and other campaign-branded merchandise.	400,000+ U.S. state and local candidates who raise approximately $2.8B for campaigns.
Marketing Services	Design (mailers, digital ads, hand-outs, and other campaign-related marketing) and paid digital marketing (Facebook, El Toro ad deployment, and tracking)	400,000+ U.S. state and local candidates who raise approximately $2.8B for campaigns.

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[1] FollowTheMoney.org

PoliticalBank has completed the concept phase for two significant changes in its technology; both designed to bolster usage and revenue. The first, is new technology akin to Wikipedia-style "public editing" that will permit qualified public users to contribute content about issues, candidates, and elected officials. The second, is a data-analytics product for customers to gather voter-based issue intelligence and optimize their campaign strategies and spending. The Company intends to use the proceeds of the Offering to employ a full-time engineer, in part, to complete the testing and development phases of these improvements. The market for the contemplated software product(s) expands beyond political campaigns into organizations (e.g., PACs and special interest groups), small businesses, and corporate customers.

Our current sales funnel begins by collecting information about every candidate who files to run for office in the United States. We collect, process, and organize the data to pre-populate PoliticalBank.com with the candidates' profiles. Then, we solicit candidates to "claim" their PoliticalBank.com website. From there, we work to convert free website owners into paying customers.

Competition

The Company's primary competitors are Crowdpac, NationBuilder, and Ballotpedia.

Other companies offer donation processing, website software, and voter resources. PoliticalBank aims to be a one-stop solution for candidates and voters. Candidates use PoliticalBank to open a bank account, raise money, market their campaign, and connect with voters simply and efficiently. Voters use PoliticalBank to find and support candidates by name, demographic, party affiliation, location, and/or issue. However, user feedback indicates a demand for more data analytics, which is what we are addressing with the proceeds of the Offering.

Customer Base

The Company's current customers are primarily local and state political campaigns throughout the United States who are running in contested elections.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
PoliticalBank, LLC	Wesleyan Media Project	Wesleyan has a license to use PoliticalBank's 2016 candidate data for research purposes	Either party may terminate the license at any time.

Governmental/Regulatory Approval and Compliance

PoliticalBank is subject to various U.S. laws and regulations. Our customers, both political candidates and campaign donors, are required to satisfy local, state, and federal campaign finance laws and regulations, which might affect business operations at a later date (although it is unclear how, given that PoliticalBank's role is limited to facilitating online donations). We assist our customers in satisfying their legal obligations by collecting and providing relevant donor information that they use to fill-in campaign finance forms. If and when PoliticalBank expands into international political markets, then we may be required to comply with certain federal or international legal requirements.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 9793 Wentworth Court, Carmel, IN 46032

The Company has the following additional address: 277 E. 12th St., Indianapolis, IN 46202

The Company conducts business in Indiana.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	40.00%	$10,000	14.02%	$15,000
Equipment Purchases	0.00%	$0	4.67%	$5,000
Repayment of Debt	60.00%	$15,000	14.02%	$15,000
Proprietary Technology Development; Software Engineer	0.00%	$0	67.29%	$72,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds should the financial priorities of the company materially change to impact Board's fiduciary responsibilities.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Berry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: May 27, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of PoliticalBank: May 27, 2015-Present
> Founded and brought to market tech innovation, achieved 50-state adoption, and earned awards and recognitions. Manage day-to-day operations and team, responsible for investor & capital relations, and product strategy. Established and optimized data strategy, resulting in "best-in-class" academic endorsement for quality.

Education

Mr. Berry holds a bachelor's degree from Wabash College in Psychology, and a Juris Doctor from Indiana University.

Name

Patrick Downey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 11, 2017-Current: Member, Board of Managers

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive Vice President, Brown & Brown Insurance
> Leads profit center of public risk underwriters of Illinois and Indiana.

Education

Mr. Downey holds a bachelor's degree in Political Science and Government from Saint Joseph's College.

Name

Frank Short

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 27th, 2015-Current: Co-Founder and Chief Political Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2003-Current: Chairman and CEO, Short Strategy Group
    Oversees day-to-day operation of government services consulting firm

2007-Current: Township Trustee, Washington Township (Indianapolis)
    Responsibilities include submitting an annual budget, paying and recording all claims for township expenses, keeping accurate records and following all financial guidelines according to Indiana Code, and presenting an annual report.

2014-Current: President, Indiana Public Employers' Plan
    Oversees the Plan's mission to operate a self-funded group program to satisfy the obligations of the members under the Indiana Workers' Compensation Act, the Indiana Workers' Occupational Diseases Act and the Indiana Employers' Liability Act

Education

Mr. Short holds a bachelor's degree in in Business Administration from Indiana Weslayan University, and a Juris Doctor from the University of Indiana.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adam Berry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: May 27, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of PoliticalBank: May 27, 2015-Present

> Founded and brought to market tech innovation, achieved 50-state adoption, and earned awards and recognitions. Manage day-to-day operations and team, responsible for investor & capital relations, and product strategy. Established and optimized data strategy, resulting in "best-in-class" academic endorsement for quality.

Education

Mr. Berry holds a bachelor's degree from Wabash College in Psychology, and a Juris Doctor from Indiana University.

Name

Patrick Downey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 11, 2017-Current: Member, Board of Managers

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive Vice President, Brown & Brown Insurance
> Leads profit center of public risk underwriters of Illinois and Indiana.

Education

Mr. Downey holds a bachelor's degree in Political Science and Government from Saint Joseph's College.

Name

Frank Short

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 27th, 2015-Current: Co-Founder and Chief Political Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2003-Current: Chairman and CEO, Short Strategy Group
> Oversees day-to-day operation of government services consulting firm

2007-Current: Township Trustee, Washington Township (Indianapolis)

Responsibilities include submitting an annual budget, paying and recording all claims for township expenses, keeping accurate records and following all financial guidelines according to Indiana Code, and presenting an annual report.

2014-Current: President, Indiana Public Employers' Plan

Oversees the Plan's mission to operate a self-funded group program to satisfy the obligations of the members under the Indiana Workers' Compensation Act, the Indiana Workers' Occupational Diseases Act and the Indiana Employers' Liability Act

Education

Mr. Short holds a bachelor's degree in in Business Administration from Indiana Weslayan University, and a Juris Doctor from the University of Indiana.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Indiana.

Mr. Berry devotes approximately 25 hours per week working for the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue Two Million Units, to include Founder's Units, Class A Common Units, and Class B Common Units. The Company has issued the following outstanding Securities:

Type of security	Founders LLC/Membership Units
Amount outstanding	732,250
Voting Rights	1 vote per Unit
Anti-Dilution Rights	Members have preemptive rights with respect to any new private issuances of securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	66.6%

Type of security	Class A LLC/Membership Units
Amount outstanding	367,142
Voting Rights	1 vote per Unit
Anti-Dilution Rights	Members have preemptive rights with respect to any new private issuances of securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	33.4%

The Company may issue to employees, advisors, consultants, and any other provider of goods and services, options to purchase Class B Common Units of the Company (calculated on a fully diluted basis, assuming exercise or conversion of then all outstanding options, warrants, and convertible securities into Common Units). The Company shall determine those persons to whom shall be issued options and the terms upon which such options shall be issued, including without limitation exercise price, term of exercise, and vesting provisions.

The Company may issue additional Units as "Profits Interests" that (i) will entitle the Member holding such Units to share in the portion of the future net income, net loss and capital appreciation of the Company and that will entitle such Member to all of the other rights of a Member to the extent of such Units, and (ii) that may be restricted and subject to forfeiture and vesting in accordance with this Agreement or a separate agreement entered into by and between the Company and the particular Member.

The Company has the following debt outstanding:

Type of debt	Convertible Promissory Note
Name of creditor	Adam & Theresa Berry
Amount outstanding	$88,408.33
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 13, 2022
Other material terms	Immediately prior to any financing in an amount exceeding $2 million, the Company shall concert all outstanding principal and interest into membership interests issued in the financing. The price per interest shall be the lesser of 80% of the lowest price per membership interest paid in connection with the financing, or $4 million after application of the note holder's conversion cap. Interest shall increase to 15% in the event of default.

Type of debt	Business Credit Card
Name of creditor	Chase
Amount outstanding	$42,256.36
Interest rate and payment schedule	15.49%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	Payment Schedule: approximately $1,000/mo.

Type of debt	Bank Loan
Name of creditor	PayPal
Amount outstanding	$17,053.97
Interest rate and payment schedule	$2,388.36
Amortization schedule	$334.39 per week
Describe any collateral or security	N/A
Maturity date	December 21, 2019
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A LLC/ Membership Units	267,750	$535,500.00	Technology, Team, Marketing, Travel/Conferences, General Operations	July 27, 2015	Rule 504
Class A LLC/ Membership Units	97,499.68	360,748.80	Technology, Team, Marketing, Travel/Conferences, General Operations	April 27, 2017	Rule 504

Ownership

Approximately 66% of the Company is owned by its co-founders. The remaining portion is owned by 27 Class-A members who made investments ranging from $5,000 to $275,000.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Adam Berry	46.09%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$41,592.00	$0.00	$0.00

Operations

The Company is seeking to hire a full-time software engineer and reduce or eliminate its debt, as its primary "objectives at present. Once these objectives are satisfied, the Company will apply its financial resources to (i) technology, (ii) sales, and (iii) marketing. To date, the Company has raised more than $900,000 in capital investments.

Liquidity and Capital Resources

The proceeds of this Offering will be used, in large part, to hire a full-time software engineer who will be solely focused on executing our product development roadmap. Bringing tech development in-house is (and has been) our missing link. A full-time engineer would allow the Company to evolve from a social/political resource to one that generates a steady flow of SaaS income.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Note for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 22, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a priority basis at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

Authorized Capitalization

Please see 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Valuation Cap
$4,000,000.00

Discount
20%

Conversion of the Crowd Notes
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

a. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
b. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series unitholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series unitholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interest units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the membership interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any unitholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize this instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Adam Berry
Relationship to the Company	CEO & member of the Board of Managers
Total amount of money involved	$8,251.10
Benefits or compensation received by related person	No additional benefits
Benefits or compensation received by Company	Working capital
Description of the transaction	Purchase of PoliticalBank ownership interests.

Related Person/Entity	Adam & Theresa Berry
Relationship to the Company	CEO & member of the Board of Managers, Wife of CEO & member of Board of Managers
Total amount of money involved	$88,408.33
Benefits or compensation received by related person	Rendered personal loan null and void and in lieu received a note convertible to equity at $4,000,000 valuation cap with 20% discount
Benefits or compensation received by Company	Working capital
Description of the transaction	Purchase of PoliticalBank convertible note.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company's founder & CEO, Adam Berry, may pursue supplemental employment opportunities unless and until the Company is able to provide compensation that allows him to satisfy his personal responsibilities; namely to his family. Regardless, he will remain at all times a member of the Board of Managers and in charge of overall company vision.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Adam Berry
(Signature)

Adam Berry
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Berry
(Signature)

Adam Berry
(Name)

CEO
(Title)

May 16, 2019
(Date)

I, Adam Berry, being the founder of PoliticalBank, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), LLC members' equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Adam Berry
(Signature)

Adam Berry
(Name)

CEO
(Title)

May 16, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

PoliticalBank LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Old National Bank Check 7275	49,502.19
Total Checking/Savings	49,502.19
Total Current Assets	49,502.19
Fixed Assets	
Web Development	180,501.70
Accumulated Amortization - Webs	-46,452.00
Total Fixed Assets	134,049.70
TOTAL ASSETS	**183,551.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,496.31
Total Accounts Payable	1,496.31
Credit Cards	
Chase - Adam Berry	29,781.51
Total Credit Cards	29,781.51
Other Current Liabilities	
Notes Payable - Adam Berry	500.00
Notes Payable - Short	23,000.00
Payroll Liabilities	2,385.22
Total Other Current Liabilities	25,885.22
Total Current Liabilities	57,163.04
Total Liabilities	57,163.04
Equity	
Equity Investment	647,250.20
Members Equity	-246,119.29
Net Income	-274,742.06
Total Equity	126,388.85
TOTAL LIABILITIES & EQUITY	**183,551.89**

PoliticalBank LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-330,210.06
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	-2,284.86
Chase - Adam Berry	12,606.03
Notes Payable - Adam Berry	500.00
Notes Payable - Short	3,000.00
Payroll Liabilities	121.72
Net cash provided by Operating Activities	-316,267.17
INVESTING ACTIVITIES	
Web Development	-41,145.61
Accumulated Amortization - Webs	55,468.00
Net cash provided by Investing Activities	14,322.39
FINANCING ACTIVITIES	
Equity Investment	342,250.20
Net cash provided by Financing Activities	342,250.20
Net cash increase for period	40,305.42
Cash at beginning of period	9,196.77
Cash at end of period	**49,502.19**

PoliticalBank LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Consulting Income	1,769.10
Cost Sharing Revenue	1,900.00
Total Income	3,669.10
Cost of Goods Sold	
Subcontractors	68,996.57
Total COGS	68,996.57
Gross Profit	-65,327.47
Expense	
Salary & Wages	126,433.66
Advertising and Promotion	5,784.41
Amortization Expense - Website	55,468.00
Bank Service Charges	287.01
Computer and Internet Expenses	1,235.76
Conventions	1,313.58
Digital Marketing	21,600.00
Dues and Subscriptions	666.55
Legal Fees	3,941.00
Licensing Expense	32.00
Lobbying Expenses	18,000.00
Meals	6,764.11
Office Supplies	1,454.73
Payroll Expenses	11,202.68
Rent Expense	1,440.00
Social Media	5,602.00
Telephone Expense	133.55
Temporary Distribution	0.00
Travel Expense	3,523.55
Total Expense	264,882.59
Net Ordinary Income	-330,210.06
Net Income	**-330,210.06**

PoliticalBank LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Old National Bank Check 7275	13,390.84
Total Checking/Savings	13,390.84
Total Current Assets	13,390.84
Fixed Assets	
Web Development	189,372.61
Accumulated Amortization - Webs	-157,388.00
Total Fixed Assets	31,984.61
TOTAL ASSETS	**45,375.45**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,944.08
Total Accounts Payable	5,944.08
Credit Cards	
Chase - Adam Berry	43,984.08
Total Credit Cards	43,984.08
Other Current Liabilities	
Note Payable - Berry Family	88,402.37
Note Payable - PayPal	15,000.00
Notes Payable - Adam Berry	500.00
Payroll Liabilities	2,926.93
Total Other Current Liabilities	106,829.30
Total Current Liabilities	156,757.46
Total Liabilities	156,757.46
Equity	
Equity Investment	700,574.50
Members Equity	-576,329.35
Net Income	-235,627.16
Total Equity	-111,382.01
TOTAL LIABILITIES & EQUITY	**45,375.45**

PoliticalBank LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Donation Revenue	453.69
Consulting Income	198,594.45
Cost Sharing Revenue	12,959.95
Total Income	212,008.09
Cost of Goods Sold	
Cost of Goods Sold	108,131.50
Subcontractors	53,564.76
Merchant Account Fees	57.61
Total COGS	161,753.87
Gross Profit	50,254.22
Expense	
Professional Services	5,569.00
Salary & Wages	81,325.67
Advertising and Promotion	1,360.70
Amortization Expense - Website	55,468.00
Bank Service Charges	2,755.89
Computer and Internet Expenses	9,070.12
Continuing Education	29.00
Conventions	1,290.53
Digital Marketing	21,822.19
Donated Services	50,400.00
Dues and Subscriptions	4,752.13
Employee Recruitment	15.00
Interest Expense	5,524.81
Legal Fees	7,845.00
Lobbying Expenses	12,000.00
Meals	4,739.52
Office Supplies	5,411.61
Payroll Expenses	8,360.69
Political Contribution	150.00
Rent Expense	1,200.00
Social Media	2,468.00
Travel Expense	4,786.43
Total Expense	286,344.29
Net Ordinary Income	-236,090.07
Other Income/Expense	
Other Income	
Credit Card Reward Income	462.91
Total Other Income	462.91
Net Other Income	462.91
Net Income	**-235,627.16**

PoliticalBank LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-234,377.16
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-1,250.00
Accounts Payable	4,447.77
Chase - Adam Berry	14,202.57
Note Payable - Berry Family	88,402.37
Note Payable - PayPal	15,000.00
Notes Payable - Short	-23,000.00
Payroll Liabilities	541.71
Net cash provided by Operating Activities	-136,032.74
INVESTING ACTIVITIES	
Web Development	-8,870.91
Accumulated Amortization - Webs	55,468.00
Net cash provided by Investing Activities	46,597.09
FINANCING ACTIVITIES	
Equity Investment	53,324.30
Net cash provided by Financing Activities	53,324.30
Net cash increase for period	-36,111.35
Cash at beginning of period	49,502.19
Cash at end of period	**13,390.84**

EXHIBIT B
Company Summary



MicroVentures



Company: PoliticalBank

Market: Political Campaign Services

Product: Interactive platform for political candidates to raise money, rally supporters, communicate their positions, and connect with voters

Company Highlights

- Generated more than $212,000 in revenue in 2018
- Managed over $100,000 in campaign expenditures for Indiana State Representative Chuck Goodrich
- In 2018, candidate-claimed profiles grew to 1,680, a 61% year-over-year increase
- Has provided revenue-generating services to 190 candidates

COMPANY SUMMARY

Opportunity

For local- and state-level candidates, as well as voters, the current political landscape can present challenges that make running for office and finding accurate candidate information difficult. Voters, many of whom consume impactful news online, appear worried about misinformation spreading through the internet. A Pew Research Center study conducted after the 2016 U.S. election found that 64% of American adults believe that fake news stories cause confusion, while 23% said that they shared false political stories.[i] For local and state candidates, issues relating to the cost and complexity of campaigns may create barriers to entry. The AP reported that 2018 spending on state-level campaigns (i.e. governor, legislature and other state offices) totaled $2.2 billion.[ii] At the local level, a 2012 study found that the median amount spent by winning candidates in large cities was $46,337.[iii] Between the various aspects of voter outreach, gathering campaign contributions, and managing their online presence, those interested in running for local or state office may feel overwhelmed.

PoliticalBank has developed a nonpartisan platform that enables candidates to manage their campaign more affordably and efficiently. With features like built-in fundraising support and social media connection integration, candidates can easily connect with voters and communicate their stances on various issues. In addition to providing comprehensive tools designed to offer greater accessibility for those looking to start a political campaign, it also helps facilitate direct communication between voters and those running for office. In addition to its platform, PoliticalBank offers candidates additional consulting and campaign management services, as well as logo development and campaign-branded apparel to provide an all-in-one resource for a candidate's campaigning needs.

Product

Platform

PoliticalBank's platform was designed to give candidates an intuitive way to engage with constituents on relevant issues, while also facilitating the automation of various aspects of the campaign process. Candidate profiles feature pertinent information regarding the candidate, such as a short bio, location, district, political affiliation, and office they hold (incumbents) or are seeking (challengers). The profile also displays a candidate's stance on selected issues, ranging from economic issues like taxes to social issues such as immigration. Those running for office can input their own thoughts on an issue while choosing their stance on a 5-point scale from "strongly oppose" to "strongly support." Potential voters are able to filter and search for candidates by location, political status, demographic, or issue. Profiles can also include links to a candidate's social media profiles, and candidates can share their profile and/or their positions across their social media. The platform's built-in online fundraising and donation collection service facilitate campaign contributions, should a candidate choose to link his or her account to the platform. Subscription options to receive candidate updates or to volunteer for a campaign are also available with the simple click of a button.


PoliticalBank
Explore Issues
Find Candidates
Campaign Store
More
FANNING
for council
☑ Fresh ☑ Local
☑ Outside the box
Colleen Rosemary Fanning
DONATE
CONTACT ME
SUGGEST AN ISSUE
SUBSCRIBE
VOLUNTEER
LOCATION
DISTRICT / LOCALITY
COUNTY
POLITICAL AFFILIATION
Quick Bio
My Positions
N/A
Crime & Punishment
S+
Jobs & the Jobless
Message Board
THANK YOU!
DONATE
In The News
ATTEND


Find Candidates
FIND CANDIDATES
Search
SHOWING 226,904 CANDIDATES


My Positions
Guns & Ammunition
Energy Technology & Coal
Share on Facebook
Suzie Jaworowski on Energy Technology & Coal

In order to encourage candidates to use its site, PoliticalBank collects information about every candidate who files to run for office in the United States and uses that data to pre-populate PoliticalBank.com candidate profiles. The company then invites those candidates to claim their PoliticalBank.com profiles.


Hire A Specialist

PoliticalBank offers candidates the ability to hire in-house specialists to aid in aspects of the campaigning process. Candidates can hire a campaign consultant to manage the whole campaign, or PoliticalBank specialists can be hired to perform specific tasks. Current service offerings include:

		
Website Updating & Management	**Social Media Manager**	**Campaign Artwork Designer**
PoliticalBank's tech team will clean, optimize, and keep campaign pages current	Create social media accounts and make posts specifically designed to increase followers	Anything that a candidate intends to print for distribution, including mail, logo, handouts, signs, shirts, and stickers. Priced per item with unlimited revisions and includes delivery of print-ready artwork.
		
Digital Ad Layout & Design	**Voter Specific Digital Ad Placements**	**Website Build & Optimization**
Six professionally-designed digital ads created specifically for the message a candidate wants to convey	Digital ads launched to specific voter lists	If a candidate prefers a stand-alone campaign website instead of, or in addition to, his/her PoliticalBank website, PoliticalBank's tech team will build one from scratch. Candidates may provide custom messaging, pictures/videos to display, and a URL… PoliticalBank will do the rest



Merchandise

PoliticalBank gives candidates the option to purchase campaign-branded merchandise through its website. Offerings include, without limitation, golf caps, t-shirts, koozies, bumper stickers, yard signs, stickers, and postcards. If a candidate chooses, PoliticalBank offers customer service support to help design and customize purchased items to fit the campaign theme of the candidate at no additional cost. The company also offers merchandise kits of varying sizes that combine various products and quantities of merchandise.







John
Delaney

John
Delaney

John
Delaney
FOR CONGRESS

Use of Proceeds and Product Roadmap

If the minimum amount is raised, the company plans to use $15,000 towards the re-payment of credit card debt and $10,000 to market its website and products. Should it raise the maximum $107,000, PoliticalBank plans to use 67% of the funds raised to support the development of proprietary technology, which includes the hiring of a fulltime software engineer to help with the development. At the maximum target, PoliticalBank also plans to allocate funds to marketing, repayment of debt, and equipment purchases. The company may alter the use of proceeds at its discretion and in limited circumstances.





Use of Proceeds if Minimum Raised ($25,000)
40%
60%
General Marketing
Repayment of Debt

Use of Proceeds if Maximum Raised ($107,000)
14%
5%
14%
67%
General Marketing
Equipment Purchases
Repayment of Debt
Proprietary Technology Development



The company plans to make software changes aimed at expanding beyond political campaigns, targeting organizations such as political action committees (PACs), special interest groups, small businesses, and corporate customers. PoliticalBank hopes to create a Wikipedia-style public editing platform that allows qualified public users to contribute content about issues, candidates, and elected officials. The company also hopes to develop a data-analytics product for customers to gather voter-based issue intelligence to help optimize their campaign strategy and spending.

Business Model

PoliticalBank's engagement platform operates as a "freemium" model, meaning that the company allows candidates to create profiles for free and then attempts to upsell campaign goods and services or take transaction fees on donations made through the platform. The company generates revenue through the following channels:

- **Donation Processing:** 5.4% processing fee on donations made through the platform

- **Campaign Specialist Services:** Service prices fluctuate depending on the number of months purchased, ad impressions requested, or hours of consulting requested. Base prices range from $125 to $1,500.

- **Campaign Merchandise:** Prices for merchandise vary depending on product.

Campaign Accelerator Packages: PoliticalBank also offers campaign accelerator packages that aim to help candidates better utilize their campaigning resources. The company offers three tiers of package: Basic, Intermediate, and Advanced. Features of each tier are as follows:

Basic $799	Intermediate $1,899	Advanced $7,499
• Candidate Consultation • Initial Analysis Report • Voter & District Profile • PoliticalBank Website Customization and Optimization	• All features of Basic tier • Flyer Design • Reservation & Optimization of Social Media Properties • Banner Ad Candidacy Announcements (250,000 Impressions)	• All features of Intermediate and Basic tiers • Opposition Research • Mail Flyer Design • Yard/Field Sign Design • Donor List (1,000 Donors)



USER TRACTION

As of December 2018, PoliticalBank has more than 1,700 candidate-claimed profiles on its platform, representing every U.S. state. The company has provided revenue-generating services for 190 candidates, with 177 candidates linking their bank accounts to their PoliticalBank website. Notable candidate-claimed accounts include U.S. Senator Todd Young, Vice President Mike Pence, and Indiana Governor Eric Holcomb.



Holcomb
Quick Bio
Eric Holcomb
DONATE

Quick Bio
Vice President Mike R. Pence
DONATE
CONTACT ME

Todd Young
US senate
Quick Bio
Todd Young
DONATE
CONTACT ME

In 2018, PoliticalBank helped Indiana State Representative Chuck Goodrich campaign for his Republican primary race. The company helped Goodrich manage over $100,000 in campaign expenditures, providing services such as redesigning his logo, reserving ad space in the local newspaper, and hiring a virtual "campaign staff" to help manage other aspects of the campaign. Other services provided to the campaign were social media management, voter list and data segmentation, digital marketing, direct mail, door-to-door volunteering, website design, and merchandise design and fulfillment. In a poll ran by PoliticalBank at the beginning of the engagement with Goodrich, the candidate was third out of four potential candidates. Ultimately, Goodrich won his primary.

HISTORICAL FINANCIALS

The majority of PoliticalBank's revenue is generated through consulting services offered to candidates. The company also receives a small portion of revenue from donation processing fees. The company saw revenue increases in Q1 and Q2 of 2018 due to campaigning services provided to the Chuck Goodrich campaign. In 2016, the majority of the company's revenue was generated from one, unique marketing customer. Revenue is also cyclical and fluctuates with the U.S. political campaigning season.



Quarterly Revenue
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19



In Q1 2019, the company incurred expenses of $9,718, a decrease from Q1 2018 expenses of $121,056. The decrease in expenses in Q1 2019 relative to Q1 2018 can be attributed primarily to a $41,226 decrease in salaries, as well as a $37,329 decrease in cost of goods sold. Expenses spiked in Q4 of the last three years due to the amortization of the company's website, which is incurred in December of each year.



By percentage, the company's total expenses for the past three years can be broken down into the following categories:

2016	2017	2018
• Cost of Goods Sold – 24%	• Cost of Goods Sold – 28%	• Cost of Goods Sold – 65%
• Salaries & Wages – 22%	• Salaries & Wages – 51%	• Salaries & Wages – 33%
• Website Amortization – 19%	• Website Amortization – 22%	• Website Amortization – 22%
• Digital Marketing – 17%	• Digital Marketing – 9%	• Digital Marketing – 9%
• Payroll Expenses – 2%	• Payroll Expenses – 4%	• Payroll Expenses – 3%
• Other – 16%	• Other – 20%	• Other – 48%





In 2018, PoliticalBank realized a net loss of roughly $235,000, versus net loss of $330,000 in 2017. In 2018, the company averaged a monthly cash burn of roughly $11,336, compared to a monthly average burn rate of roughly $26,356 in 2017. In Q1 2019, PoliticalBank decreased its average monthly burn rate to $3,388. As of March 31st 2019, the company has $3,228 of cash on hand. As a result of its low cash on hand, the company has decided to halt salaries for all employees. The company's co-founders plan to cover any business-related expenses incurred until the company completes its raise.





INDUSTRY AND MARKET ANALYSIS

According to the 2016 U.S. Census, out of the approximately 245.5 million Americans over the age of 18, roughly 157.6 million reported being registered to vote. For the 2016 U.S. Federal elections, nearly 136.8 million actually voted, or roughly 56% of the U.S. voting-age population. This percentage ranked the U.S. 26th out of the 32 nations within the Organization for Economic and Cooperation and Development (OECD) in terms of election turnout.[iv]

In a 2018 survey conducted by Pew Research Center, 95% of voters indicated that being knowledgeable about the candidates and issues was somewhat or very important in U.S. elections. However, in the same study, 39% of those surveyed believed voters were "not too" knowledgeable, while 21% believed voters were "not at all" knowledgeable.[v] However, in an effort to become more knowledgeable and increase engagement in the political process, 67% of Americans reported having engaged in either volunteering, donating, attending protests or meetings, contacting officials, or expressing political views on social media. Pew Research Center also found that the vast majority of donors (84%) donate less than $250, with 53% of donors giving less than $100. The survey also found that roughly half of the population surveyed discussed politics at least a few times a week.[vi]

Due in part by proposed legislative changes, as well as newly implemented Democratic National Committee (DNC) requirements, political campaigns have increased their emphasis on low-dollar donations. The DNC is now enforcing a requirement that debaters on the national stage receive donations from 65,000 unique donors, with 200 donors each from 20 states, forcing many 2020 Democratic presidential candidates to push for smaller donations at a higher volume.[vii] As of February 2019, a proposed bill dubbed the "For the People Act" plans to match low-dollar contributions with public funds. The bill would, in theory, incentivize campaigns to seek out small individual contributions, perpetuating the increasingly popular trend of low-dollar contributions.[viii]

Social media and other internet-based platforms have become increasingly prevalent in advertising political campaigns. According to media research firm Borrell Associates, $1.8 billion was expected to have been spent on digital and online political ads in 2018, roughly 20% of campaigns' total spend on advertising. In 2014, Borrell estimated that digital advertising totaled $271 million, or just 3.3% of the total advertising spend. Further, roughly 60% of digital advertising was expected to be allocated specifically towards social media platforms such as YouTube, Snapchat, Facebook, Instagram, and Twitter.[ix]

COMPETITORS

CrowdPAC: Founded in 2013, CrowdPAC is a crowdfunding platform that allows political candidates to create profiles and receive donations from constituents. CrowdPAC seeks to ensure that all donations are compliant with campaign finance regulations, and provides candidates with campaign insights and advice to gain a better understanding of where donations are coming from. In addition to its main campaign page, CrowdPAC allows candidates to create an unlimited amount of "Action Pages" that funnel into the main page. The Action Pages can feature custom content that allows for candidates to build email lists, create RSVP pages for events, and even sell campaign merchandise. As of November 2018, CrowdPAC's user base has grown 400% from 2016.[x] In October 2017, the company raised of $5.26 million.[xi]

Ballotpedia: Launched in 2007, Ballotpedia is a non-profit digital encyclopedia of American politics and elections. The site serves as a resource for nonpartisan news relating to elections, candidates, political issues, and public policy. According to the company, it currently has over 276,000 encyclopedic articles, and offers daily, weekly,



and monthly email newsletters. Since its founding, the site has received over 1.3 billion page views and has been referenced in more than 14,000 media outlets including the New York Times, Wall Street Journal, Washington Post, and Politico. Ballotpedia is sponsored by the Lucy Burns Institute, a non-partisan and nonprofit organization headquartered in Middleton, Wisconsin.[xii]

NationBuilder: Founded in 2009, NationBuilder provides software solutions to non-profits, advocacy groups, businesses, and political campaigns. The company allows customers to create a custom website, process donations, send targeted emails with social insights, and utilize information to turn supporters into advocates. NationBuilder also provides a network of experts to help users design and develop their sites. The platform also allows for the integration of existing apps that target specific areas of campaigning, such as supporter engagement, direct advocacy, and content management. NationBuilder offers two packages for individuals and groups: Leader which starts at $29 per month and Team which starts at $199 per month and includes more customization options and additional features such as email A/B testing. According to the company, its platform is used by over 9,000 customers across 112 countries.[xiii] In June 2013, NationBuilder raised a Series B round of $8 million, led by Omidyar Network with participation from Andreessen Horowitz.[xiv]

EXECUTIVE TEAM



Adam H. Berry, Co-Founder & CEO: Adam brings twelve years of operations and management experience to PoliticalBank – both inside and outside of politics. As the Governor's appointed Regulatory Policy Director & Special Counsel, he helped draft and lead new legislation, and worked closely with state agency directors to research, implement, and monitor administrative initiatives. In addition to coordinating all of PoliticalBank's major priorities, Adam's legal training gives the company a de facto in-house counsel for compliance, contracts, and other agreements – including employment contracts and product partnerships. Currently, Adam serves as the Vice President of Economic Development and Technology at the Indiana Chamber of Commerce. Adam was also the Associate General Counsel for the Indiana Department of Insurance and an Associate Attorney at Littler Mendelson. He holds a bachelor's degree from Wabash College in Psychology, and a JD from Indiana University.



Frank T. Short, Co-Founder and Chief Political Officer: At PoliticalBank, Frank helps lead the company's capital raising efforts, and advises the company on financial matters. Frank has 35 years of political experience, including being elected to local office in Chicago, as well as City-County Councilor in Indianapolis. Currently, Frank is the President of the Indiana Public Employers' Plan, the elected Trustee of Washington Township (Indianapolis), and Chairman and CEO of Short Strategy Group, a government services firm he started in 2003. Frank holds his bachelor's degree in Business Administration from Indiana Weslayan University, and a Doctor of Jurisprudence degree from the University of Indiana.





Jeff Mitchell, Head of Product Technology: At PoliticalBank, Jeff manages a team of four software engineers who work part time to execute the company's development backlog. Jeff is also the Vice President of Engineering at Healthx. He has previously held the positions of Senior Director of Engineering at Angie's List, and Director of Research and Development at Sage. Jeff holds his BS in Engineering, specializing in Robotics, from Purdue University.

Past Financing

Round	Date	Amount	Pre-Money Valuation
Friends and Family	May 2015 – March 2017	$535,500	$2.5 million
Seed	April 2017 – April 2019	$360,749	$4 million

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $4,000,000
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit paid on a $4,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Forbes: PoliticalBank Hopes To Modernize Politics With One-Stop Platform For Candidates And Voters

---

i http://www.pewinternet.org/2017/10/19/the-future-of-truth-and-misinformation-online/
ii https://www.apnews.com/b3ead0614b664bd89fbe1c8c19c42131
iiihttps://digital.lib.washington.edu/researchworks/bitstream/handle/1773/23942/Campaign%20Spending%20in%20City%20Council%20Elections_A%20Comparison%20of%20AtLarge%20and%20District%20Contests_Malinowski.pdf?sequence=1&isAllowed=y
iv http://www.pewresearch.org/fact-tank/2018/05/21/u-s-voter-turnout-trails-most-developed-countries/
v http://www.people-press.org/2018/04/26/3-elections-in-the-u-s-priorities-and-performance/
vi http://www.people-press.org/2018/04/26/10-political-engagement-knowledge-and-the-midterms/
vii https://www.cnn.com/2019/02/20/politics/presidential-fundraising-small-donors/index.html
viii https://prospect.org/article/campaign-reforms-may-never-pass-low-dollar-revolution-has-already-begun
ix https://www.ibj.com/articles/70545-political-campaigns-boost-investment-in-social-media-ads
x https://www.fastcompany.com/90259806/can-viral-funding-campaigns-level-the-playing-field-in-politics
xi https://www.sec.gov/Archives/edgar/data/1598832/000159883217000002/xslFormDX01/primary_doc.xml



xii https://ballotpedia.org/Ballotpedia:About
xiii https://nationbuilder.com/pricing#individual
xiv https://www.campaignsandelections.com/campaign-insider/nationbuilder-raises-8-million-in-series-b-funding

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

PoliticalBank, LLC
9793 Wentworth Court
Carmel, IN 46032

Ladies and Gentlemen:

The undersigned understands that PoliticalBank, LLC, a Limited Liability Company organized under the laws of Indiana (the "Company"), is offering up to $107,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 22, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 2:00 a.m. Central Standard time on July 22, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which

1

shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Indiana, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Indiana, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	9793 Wentworth Court MiCarmel, IN 46032 E-mail: adam@politicalbank.com Attention: Adam Berry
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

6

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

PoliticalBank, LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

PoliticalBank, LLC

CROWD NOTE

FOR VALUE RECEIVED, PoliticalBank (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.0 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is July 22, 2019

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's membership units), of the Company's membership units if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's membership units immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all interests convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the interests reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the membership interests of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of interests converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2.3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good

standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Formation or operating agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying interests and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying interests or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the units issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the interests to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Capital Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail,

return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such units as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such interests. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Carlsbad, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a

named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Investment Opportunity

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. This presentation may also contain testimonials from clients of the Company. These testimonials may not be representative of the experience of other customers, and they offer no guarantee of future performance or success. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.





On-Demand, Nonpartisan
Political Marketplace

Executive Summary



Established in 2015, Political Bank is a nonpartisan, new-generation, **proprietary political engagement technology**.

PoliticalBank.com is a tech-enabled service provider that uses technology and industry experts to help make running for office less intimidating, manageable, and efficient, and seeks to **facilitate meaningful engagement** between candidates, constituents, and donors.

> ### Achievements:
>
> **"Featured Company"** | 2016 *Innovation Showcase* (Indianapolis, Indiana)
>
> **Top 50 "Showcase Company"** | 2017 *Startup Grind Global Conference* (Redwood City, California)
>
> **Top 10 "Finalist"** | 2017 Steve Case's *Rise of the Rest Tour* Competition (Indianapolis, Indiana)
>
> **Alpha PITCH Company** | 2018 *Collision Global Conference* (New Orleans, Louisiana)

Political Bank's management team is **evaluating opportunities** that are designed to scale the company to the next level.

Problems



Antiquated Political Process - Voter and Candidate Needs No Longer Met

Voters and Candidates can feel disenfranchised by the political process

Current bureaucratic system can make it **difficult for people to run** for political office

Lack of transparency can create challenges for voters to make educated choices

Political-**technology is nascent**

Political marketplace seems **disaggregated and overwhelming**



Market Opportunity



Political System and Structure Ready for Change

- Think about **how many candidates** run for office at the local, state, and national level every two years.

- How can a candidate **distinguish themselves** from the pack?

- How can voters **confidently choose a candidate** that represents the issues that matter to them most?



Candidates want an **easy way to launch and manage** their **campaign**

Voters want **accurate information about candidates'** views on **issues**

Value Proposition



Political Bank's one-stop **political ecosystem** seeks to make **politics accessible** - even to those with no technical background or know-how.

CAMPAIGNS RECEIVE



PoliticalBank
A Free Campaign Website That Connects You With Voters Who Care About Issues
Candidates, create your PoliticalBank campaign website to help you win
PoliticalBank
A Free Campaign Website That Connects You With Voters Who Care About Issues
Candidates, create your PoliticalBank campaign website to help you win

- ✓ Free Campaign **WEBSITE**; simple set-up and launch template
- ✓ Low-cost, Built-in **FUNDRAISING**; just add bank information
- ✓ "Issue Portal" offers **NEW** Channel to Connect with Voters
- ✓ Easy to Navigate **DASHBOARD**; like using LinkedIn or Facebook
- ✓ Online **STORE;** offering merchandise & digital marketing
- ✓ **NETWORK** to political professionals; low-cost on-demand experts

And…voters find & support candidates by name, demographic, party, office type, location, or issue.

7

Moat



PoliticalBank's One-of-a-Kind Platform Responds to Demands of Candidates and Voters

- **Proprietary Data & Technology Platform**: Political Bank's customized technology offers candidates everything they need for their race; engineered ease-of-use for first-time candidates and tech novices. Data generated by users on platform is wholly owned, extremely valuable, and leverage-able for use in lucrative data "local issue" research products.

- **Top-Notch Client Base:** attracted some of the biggest names in politics. Senator Todd Young (R-IN), Indiana Governor Eric Holcomb, and Vice President Mike Pence have candidate-claimed profiles through PoliticalBank.

- **Proven Lead Generation:** lead pipeline is semi-automated[1] via low-cost data processing and fine-tuned email marketing.

- **Head Start:** PoliticalBank uniquely delivers a comprehensive solution that candidates can utilize to launch a competitive, digital campaign and truly connect with constituents.

- **Deep Management Bench:** Leadership with extensive political market experience fills all operational needs to scale into the medium term; the Company's Board of Advisors gives meaningful support; helps leverage connections.

- **Scalable Business Model:** Political Bank seeks to bring efficiency to disaggregated political marketplace. The Company aims to offer a product applicable to all candidates; from presidential race to hyper-local elections with no geographic limitations.

1. Automation possible by means of Freedom of Information Act, 5 U.S.C. § 552

Revenue Channels



PoliticalBank's Proven and Scalable Business Model



Merchandise | **Digital Marketing** | **5.4%** of candidate donations

Chuck Goodrich, 2018 Indiana State House Candidate **| $110K in Revenue** ($30K profit**) | WON his election**

Monetizing preexisting asset: **Extensive** candidate library | Rev share & lead lists to non-competitive vendors

Political Bank has the possibility to produce many potential revenue streams, including **Proprietary Research Software** & fully automated **Political Marketplace**

Potential Revenue: PAC & Political Organization Packages



Today, **Political Action Committees (PACs) and other political organizations** write checks to candidates they endorse. Partner PACs, like Indiana Association of Realtors, would instead pay PoliticalBank to set-up the endorsee with political tech & useful services (e.g. **optimized campaign website, domain, and voter file).**

2019 Business Model / Go-To-Market

Operations & Constraints



<u>User Acquisition Sources</u>

Channel 1. Data from County Clerks |
Channel 2. Referrals

Political Bank utilizes a unique candidate data acquisition model.

But, need investment to turn **users into customers**.



Attract* ☑
Send email to 10% of candidates Universe

Nurture Leads ☑
Drip email campaigns

Manage Leads
Need to improve live interactions

Convert into Customers
Need to improve upsells & online conversions

11

Candidate-User Acquisition





Political Bank's calendar of all elections (state, local, federal)

Scrape county clerks' emails

FOIA request email to every county clerk in target state

Receive information from county clerks:
• Name
• Email
• Gender
• Office sought
• Party
• Mailing address
• Are they incumbent?

Manual data processing (external low-cost labor @ $4.50/hr.)

Political Bank's contact database

Clean & Scrub Data

Loaded into Mailchimp custom email list

Siphon data with email & phone numbers to non-competitive vendor

Mail merge

Automate email blasts — 3 email sequence

Customer signup?*

No

Yes

Campaign Gained

*Currently 50% open rate, 10% convert (who open)

Founders – 60 Years of Combined Political Operations Experience





Adam H. Berry, CEO

11 years experience in politics including campaign & volunteer management, speech-writing, and holding political office. Previously the Regulatory Policy Director & Special Counsel to (then) Indiana Governor, Mike Pence. Most recently the Vice President of Economic Development and Technology at the Indiana Chamber of Commerce



Frank T. Short, Capital Development

Founder, Short Strategy Group; former Indianapolis City-County Councilor, current elected Township Trustee & DNC Delegate



Jeff Mitchell, Product Development

Former Director of Technology at Angie's List; VP Technology HealthX; founded and exited multiple technology startups

Champions





"Even if you have a Facebook or Twitter account, it's extremely important to have a presence on Political Bank because it allows you to have more exposure to the general public. It allows voters to have more information about you and, more importantly, access your social media accounts through Political Bank. So, it's like a one-stop-shop portal for the voters."
Suzanne Crouch, Indiana Lieutenant Governor



"PoliticalBank is an example of the private sector complementing the work done by our office and clerks around the state. Whereas we register voters and oversee elections, PoliticalBank.com gives voters an opportunity to learn more about who is on the ballot and the officials they ultimately elect."
Connie Lawson, Indiana Secretary of State



"Great job on a useful and innovative website. Your site empowers candidates and helps equip voters in a new and comprehensive way."
Blair Milo, Former Mayor LaPorte, Indiana

14

Investment Opportunity



Political Bank is seeking growth capital **to develop proprietary technology, market our platform, repay debt, and purchase equipment.**









Technology
67%

General Marketing
14%

Equipment Purchases
5%

Debt Repayment
14%





TOP 50
Showcase Company
Google Entrepreneur's 2017 Startup Grind Global Conference



TOP 10
Finalist
Steve Case's 2017 Rise of the Rest Tour competition



ALPHA
PITCH Company Collision 2018 Global Conference



EXHIBIT F
Video Transcript

00:01 – Adam Berry, PoliticalBank

I've worked with candidates who come to me and ask you know, hey Adam what do I need to do to start my campaign and of course you go through the laundry list of first steps but there wasn't a website there wasn't a place where I could point candidates and say go create your political bank dot com page so that's what we've done we've created a platform where candidates and elected officials can list the issues that are important to them and convey their positions on those issues in a very efficient effective way

00:34 – Suzanne Crouch, Indiana Auditor of State

Even if you have a facebook or a twitter account it's extremely important to also have a presence on political bank because it allows you to have more exposure to the general public and allows them to be able to make more informed decisions about you and more importantly you can access your Facebook or your Twitter accounts through political bank and so it's like a one-stop shop portal for the voters

01:01 – Jose Evans, City-County Councilor

You get a sense of what the candidate is really about on different different topics and it's a great opportunity for candidates to shine to go above and beyond with in your normal campaign political structure and it's something that I will only use of all my campaigns

01:19 – Ray Bierderman, City-County Council Candidate

As local candidate we don't have the funding and big dollars that some of these national campaigns have to do studies to figure out what the top issues are in an area having political banks suggestion tool is great tool for us to kind of have some of those ideas and some of those analytics without the cost to it

01:39 - Suzanne Crouch, Indiana Auditor of State

it is extremely important to be able to link up with the public and be a part of the process through political bank